# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fresenius Medical Care AG, CIK 0001333141
CUSIP: 358029106
Title of class of securities: Ordinary Shares without par value
Address of issuer's principal executive offices: ELSE-KROENER STRASSE 1, BAD HOMBURG, Germany (2M), 61352
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0000904868
Persons authorized to receive notices and communications: Jan Winzen, Esq., Fresenius SE & Co. KGaA,, Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352, 49-6172-608-2327; Jeffrey C. Cohen, Linklaters LLP, 1290, Avenue of the Americas, New York,, New York (NY), 10104, 212 903 9014

## Reporting persons
- Fresenius SE & Co. KGaA (CIK 0000904868): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); sole voting power 67,181,358; shared voting power 0; sole dispositive power 67,181,358; shared dispositive power 0; aggregate amount beneficially owned 67,181,358 (25.6% of the class)
  Comment: According to Fresenius Medical Care AG's Annual Report on Form 20-F for the year ended December 31, 2025, American Depositary Shares ("ADSs") representing its ordinary shares without par value are listed on the New York Stock Exchange and registered under Section 12 of the Securities Exchange Act of 1934, and its ordinary shares are so listed and registered solely in connection with the listing and registration of such ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares without par value
Name of issuer: Fresenius Medical Care AG
Address of issuer's principal executive offices: ELSE-KROENER STRASSE 1, BAD HOMBURG, Germany (2M), 61352
Comment: This Amendment No. 12 (this "Schedule 13D/A") to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed on April 5, 2006, Amendment No. 2 filed on July 7, 2008, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on August 19, 2011, Amendment No. 5 filed on November 16, 2011, Amendment No. 6 filed on February 16, 2012, Amendment No. 7 filed on March 1, 2012, Amendment No. 8 filed on March 22, 2023, Amendment No. 9 filed on December 7, 2023, Amendment No.10 filed on March 6, 2025 and Amendment No. 11 filed on March 10, 2025 (as so amended and restated, the "Schedule 13D") is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under German law ("Fresenius KGaA"), with respect to the ordinary shares without par value (the "Shares") of Fresenius Medical Care AG, a German stock corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Based on their most recent respective notifications to Fresenius KGaA, BlackRock, Inc. indirectly holds approximately 5.02%, FMR LLC indirectly holds approximately 2.77%, Allianz SE indirectly holds approximately 2.98%, The Capital Group Companies, Inc. indirectly holds approximately 2.95%, Amundi S.A. indirectly holds approximately 2.44%, Janus Henderson Group plc indirectly holds approximately 2.89% and Harris Associates L.P. holds approximately 2.99% of the share capital of Fresenius KGaA.

Information with respect to the members of the supervisory board and the members of the management board of Fresenius Management SE, a stock corporation under European law (Societas Europaea, or SE) ("Management SE"), the general partner of Fresenius KGaA, and the members of the supervisory board of Fresenius KGaA, in each case as of the date of this Schedule 13D/A, is set forth in Schedule A attached hereto as an exhibit. Under the German co-determination law, which mandates representation of employees on the supervisory boards of certain German companies the membership of the supervisory board of Fresenius KGaA includes employee representatives. Employees are not entitled to representation on the supervisory board of Management SE.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On August 20, 2026, Fresenius KGaA entered into the Share Purchase Agreement (as defined in Item 6) and agreed to sell certain Shares (as defined in Item 6) representing in the aggregate up to approximately 2.97% of the total share capital of the Company to the Purchaser in a block trade in accordance with the terms of the Share Purchase Agreement, as further described below.

Fresenius KGaA is entering into this transaction as part of its broader portfolio optimization strategy. Fresenius KGaA intends to review its investment in the Company on a continuing basis and, depending on market conditions, the trading price of the Shares, legal or regulatory developments and other factors, may from time to time consider or pursue alternatives with respect to such investment as it deems appropriate, including derivative or other transactions referencing the Shares. Fresenius KGaA may also determine not to pursue any such alternatives and may change its intentions with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D/A, following the Block Trade (as defined in Item 6), Fresenius KGaA is the beneficial owner of 67,181,358 Shares, constituting approximately 25.6% of the Company's outstanding voting shares (calculated with reference to 262,699,356 Shares outstanding as of August 21, 2026, as disclosed by the Company on its website in relation to the Company's ongoing Share buyback program). All such 67,181,358 Shares are issued and outstanding and owned directly by Fresenius KGaA. Management SE, the general partner of Fresenius KGaA, exercises investment and dispositive power over the Shares owned by Fresenius KGaA and may be deemed to be a beneficial owner of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Following the Block Trade, the number of Shares as to which Fresenius KGaA has the sole power to vote or to direct the vote is 67,181,358. The number of Shares as to which Fresenius KGaA has the sole power to dispose or to direct the disposition of is 67,181,358.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 and Item 6 (which are incorporated herein by reference), all of the transactions in the Shares of the Company effected by Fresenius KGaA during the past sixty days are set forth in Schedule B attached hereto as an exhibit. All such transactions were open market sales effected on the Frankfurt Stock Exchange through one or more brokers.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On August 20, 2026, Fresenius KGaA, as the seller, entered into a share purchase agreement (the "Share Purchase Agreement") with J.P. Morgan SE (the "Purchaser"), pursuant to which the Purchaser agreed to purchase 7,800,000 Shares at a price per share of EUR 39.56 (approximately $46.16 ) per Share (the "Block Trade"). Such Shares will be sold in private placement pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Block Trade is expected to close on August 25, 2026.
Pursuant to the Share Purchase Agreement, Fresenius KGaA undertook that it would not, without the prior written consent of Purchaser, sell, contract to sell, offer, pledge, assign, grant any option over or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities exchangeable for or convertible into, or substantially similar to, Shares, or enter into any other transaction with the same economic effect, for a period beginning on August 21, 2026 and ending 45 days thereafter, subject to certain exceptions.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as exhibits hereto and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule A: Members of the Management Board and the Supervisory Board of Management SE, and Members of the Supervisory Board of Fresenius KGaA.

99.2 Schedule B: Trading Data.

99.3 Share Purchase Agreement, dated as of August 20, 2026, by and between Fresenius SE & Co. KGaA and J.P. Morgan SE.

## Signatures
- Fresenius SE & Co. KGaA: /s/ Sara Hennicken, Sara Hennicken/Member of the Management Board and Chief Financial Officer (08/24/2026)
- Fresenius SE & Co. KGaA: /s/ Thomas Neidert, Thomas Neidert/Authorized Signatory (08/24/2026)